ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

January 16, 2008

08000838

RECEIVED 2008 FEB 21 A 8:12

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
16 January 2008 (ASX: Announcement & Media Release – Drilling Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

16 January 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Wei 6-12W-1 Exploration Well, Beibu Gulf Block 22/12, Offshore China
Drilling ahead at a depth of 1,684 mBRT

We have been advised by the operator, ROC Oil (China) Company, that as at 0600 hours (local time) on 16 January 2008, the Premium "Murmanskaya" jack up drilling rig is currently drilling a 12-1/4" hole section at a depth of 1,684 mBRT. The forward plan is to drill ahead to 1,860 mBRT to set 9-5/8" casing.

The Wei-6-12W-1 well is located approximately 2.5 kilometres northwest of the Wei 6-12S-1 oil discovery.

Participating Interests in the Block 22/12 Joint Venture are:

Roc Oil (China) Company	40%	(Operator)
Horizon Oil Limited	30%	
Petsec Petroleum	25%	
Oil Australia Pty Ltd*	5%	

The above interests are subject to Government participation in developments of up to 51%
** A subsidiary of First Australian Resources Limited*

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Logs confirm gas pay in secondary objective – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

A combination of drilling, show and log data indicate 11 feet of gas pay in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval of the Schwing #2 well. Approximately 38 feet of potential (based on mudlog shows) remains to be evaluated by logging in the deeper Bolmex interval at approximately 12,000 feet.

The forward program is to set a 9-5/8" casing string above the Bolmex interval then drill ahead for approximately 700 feet, run logs and case before drilling out to test the primary Nodasaria objective at approximately 14,500 feet.

The above revision to the Schwing #2 well (in which FAR has a 5% working interest between surface and 14,500 feet) means the current wellbore will not be used at a future date to test the deeper Wilcox formation. FAR has retained its full 17.7% rights below 14,500 feet and will determine its level of participation in a deeper test if and when a proposal is made.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

END

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au